NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

March 19, 2007

07022375

FILE No.
82-4749

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated March 19, 2007</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

dw 4/9

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE

MARCH 19, 2007

News Release: **07-03**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**

Web: http://www.naminco.ca

Northern Abitibi options a high grade Nickel-Copper-Cobalt-PGE Prospect in Newfoundland from Altius Resources Inc.

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce it has entered into an option agreement with Altius Resources Inc. ("Altius") to acquire an interest in the Taylor Brook Nickel-Copper-Cobalt-PGE prospect located in northwestern Newfoundland.

The Taylor Brook property occurs in a relatively unexplored region which has excellent access via a network of logging roads. In 1998 sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization at the Layden showing.

Eleven historical grab samples from the Layden showing averaged 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 parts per billion ("ppb") platinum, 232 ppb palladium and 416 ppb gold. The range of metal values for the eleven samples is: 2.16% - 7.96% nickel, 0.03% - 2.55% copper, 0.05% - 0.14% cobalt, 66 ppb - 229 ppb platinum, 99 ppb - 334 ppb palladium and 80 ppb - 2450 ppb gold. Sulfides are associated with mafic to ultramafic rocks and the mineralization style is considered to be broadly analogous to Manitoba's Thompson Nickel Belt.

In 2006 Altius commissioned a high resolution AeroTEM II airborne geophysical survey over the property and numerous conductive and magnetic targets have been identified. The geophysical survey identified four significant airborne conductors which occur immediately adjacent to the high grade Layden showing, the largest of these conductors is about 600 meters by 100 meters in size. To date there has been no drilling on the property.

The terms of the agreement allow Northern Abitibi to earn-in a majority interest in the project by issuing 500,000 shares of Northern Abitibi, paying $200,000 cash, or alternately issuing the equivalent market value of Northern Abitibi shares at the Company's election, and spending $1,200,000 on exploration over 4 years. In the first year of the agreement Northern Abitibi must issue 200,000 shares to Altius and spend $200,000 on exploration. Upon earn-in, and at Altius' election, Northern Abitibi will either form a 51% (Northern Abitibi) – 49% (Altius) joint venture, or Northern Abitibi will acquire a 100% interest subject to a sliding scale net smelter returns royalty (NSR) of 1.5% to 3.5% based on the price of nickel, or Northern Abitibi will earn 51% with the option of increasing to 70% by spending an addition $4 million on exploration. The property is subject to an underlying 2% NSR, half of which (1% NSR) can be bought back for $1 million. This transaction is subject to regulatory approval.

Northern Abitibi is currently planning and permitting a surface exploration program, including trenching, to follow up and evaluate several airborne geophysical anomalies. This program is anticipated to commence in June, 2007 and will be followed by drill testing of the best targets in late summer or early fall.

"Shane Ebert"
Shane Ebert, President/Director

FILE 82-4

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

MARCH 19, 2007

News Release: **07-03**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Northern Abitibi options a high grade Nickel-Copper-Cobalt-PGE Prospect in Newfoundland from Altius Resources Inc.

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce it has entered into an option agreement with Altius Resources Inc. ("Altius") to acquire an interest in the Taylor Brook Nickel-Copper-Cobalt-PGE prospect located in northwestern Newfoundland.

The Taylor Brook property occurs in a relatively unexplored region which has excellent access via a network of logging roads. In 1998 sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization at the Layden showing.

Eleven historical grab samples from the Layden showing averaged 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 parts per billion ("ppb") platinum, 232 ppb palladium and 416 ppb gold. The range of metal values for the eleven samples is: 2.16% - 7.96% nickel, 0.03% - 2.55% copper, 0.05% - 0.14% cobalt, 66 ppb - 229 ppb platinum, 99 ppb - 334 ppb palladium and 80 ppb - 2450 ppb gold. Sulfides are associated with mafic to ultramafic rocks and the mineralization style is considered to be broadly analogous to Manitoba's Thompson Nickel Belt.

In 2006 Altius commissioned a high resolution AeroTEM II airborne geophysical survey over the property and numerous conductive and magnetic targets have been identified. The geophysical survey identified four significant airborne conductors which occur immediately adjacent to the high grade Layden showing, the largest of these conductors is about 600 meters by 100 meters in size. To date there has been no drilling on the property.

The terms of the agreement allow Northern Abitibi to earn-in a majority interest in the project by issuing 500,000 shares of Northern Abitibi, paying $200,000 cash, or alternately issuing the equivalent market value of Northern Abitibi shares at the Company's election, and spending $1,200,000 on exploration over 4 years. In the first year of the agreement Northern Abitibi must issue 200,000 shares to Altius and spend $200,000 on exploration. Upon earn-in, and at Altius' election, Northern Abitibi will either form a 51% (Northern Abitibi) – 49% (Altius) joint venture, or Northern Abitibi will acquire a 100% interest subject to a sliding scale net smelter returns royalty (NSR) of 1.5% to 3.5% based on the price of nickel, or Northern Abitibi will earn 51% with the option of increasing to 70% by spending an addition $4 million on exploration. The property is subject to an underlying 2% NSR, half of which (1% NSR) can be bought back for $1 million. This transaction is subject to regulatory approval.

Northern Abitibi is currently planning and permitting a surface exploration program, including trenching, to follow up and evaluate several airborne geophysical anomalies. This program is anticipated to commence in June, 2007 and will be followed by drill testing of the best targets in late summer or early fall.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

FILE No. 82-4749

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

MARCH 19, 2007

News Release: **07-03**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Northern Abitibi options a high grade Nickel-Copper-Cobalt-PGE Prospect in Newfoundland from Altius Resources Inc.

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce it has entered into an option agreement with Altius Resources Inc. ("Altius") to acquire an interest in the Taylor Brook Nickel-Copper-Cobalt-PGE prospect located in northwestern Newfoundland.

The Taylor Brook property occurs in a relatively unexplored region which has excellent access via a network of logging roads. In 1998 sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization at the Layden showing.

Eleven historical grab samples from the Layden showing averaged 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 parts per billion ("ppb") platinum, 232 ppb palladium and 416 ppb gold. The range of metal values for the eleven samples is: 2.16% - 7.96% nickel, 0.03% - 2.55% copper, 0.05% - 0.14% cobalt, 66 ppb - 229 ppb platinum, 99 ppb - 334 ppb palladium and 80 ppb - 2450 ppb gold. Sulfides are associated with mafic to ultramafic rocks and the mineralization style is considered to be broadly analogous to Manitoba's Thompson Nickel Belt.

In 2006 Altius commissioned a high resolution AeroTEM II airborne geophysical survey over the property and numerous conductive and magnetic targets have been identified. The geophysical survey identified four significant airborne conductors which occur immediately adjacent to the high grade Layden showing, the largest of these conductors is about 600 meters by 100 meters in size. To date there has been no drilling on the property.

The terms of the agreement allow Northern Abitibi to earn-in a majority interest in the project by issuing 500,000 shares of Northern Abitibi, paying $200,000 cash, or alternately issuing the equivalent market value of Northern Abitibi shares at the Company's election, and spending $1,200,000 on exploration over 4 years. In the first year of the agreement Northern Abitibi must issue 200,000 shares to Altius and spend $200,000 on exploration. Upon earn-in, and at Altius' election, Northern Abitibi will either form a 51% (Northern Abitibi) – 49% (Altius) joint venture, or Northern Abitibi will acquire a 100% interest subject to a sliding scale net smelter returns royalty (NSR) of 1.5% to 3.5% based on the price of nickel, or Northern Abitibi will earn 51% with the option of increasing to 70% by spending an addition $4 million on exploration. The property is subject to an underlying 2% NSR, half of which (1% NSR) can be bought back for $1 million. This transaction is subject to regulatory approval.

Northern Abitibi is currently planning and permitting a surface exploration program, including trenching, to follow up and evaluate several airborne geophysical anomalies. This program is anticipated to commence in June, 2007 and will be followed by drill testing of the best targets in late summer or early fall.

"Shane Ebert"
Shane Ebert, President/Director

END

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.